Exhibit 4.1

AMENDMENT
TO
TAX BENEFITS PRESERVATION PLAN

This Amendment to Tax Benefits Preservation Plan (this “Amendment”) between FNB United Corp., a North Carolina corporation now known as CommunityOne Bancorp (the “Company”), and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”), is effective this 7th day of November, 2014.
W I T N E S S E T H:
WHEREAS, on April 15, 2011, the Company and the Rights Agent entered into that certain Tax Benefits Preservation Plan between the Company and the Rights Agent (the “Rights Plan”);
WHEREAS, the Company desires to amend the Rights Plan pursuant to Section 27 thereof to change the Final Expiration Date of the Rights Plan; and
WHEREAS, as of the date hereof, the Shares Acquisition Date (as defined in the Rights Plan) has not occurred, and the Company has satisfied all requirements to effect an amendment to the Rights Plan.
NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein set forth, the parties hereto agree as follows:
Section 1. Amendments.
(a)    Section 1(n) of the Rights Plan is hereby amended and restated to read as follows:
(n)    “Final Expiration Date” shall mean the close of business on November 10, 2014.
(b)    The “Expiration” provision of Exhibit C to the Rights Plan is amended and restated to read as follows:

Expiration	The Rights will expire on November 10, 2014.

Section 2. Effect of this Amendment. It is the intent of the parties that this Amendment constitutes an amendment of the Rights Plan as contemplated by Section 27 thereof. This Amendment shall be deemed effective as of the date hereof upon execution and delivery by the Board as if executed by both parties on such date. Unless the context clearly provides otherwise, any reference to this “Agreement” or the “Rights Plan” shall be deemed to be a reference to the Rights Plan as amended hereby.

Exhibit 4.1

Section 3. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
Section 4. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of North Carolina and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, without regard to any conflicts of laws principles thereof; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.
Section 5. Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.
Section 6. Descriptive Headings. The captions herein are included for convenience of reference only, do not constitute a part of this Amendment and shall be ignored in the construction and interpretation hereof.

Exhibit 4.1

IN WITNESS WHEREOF, the parties hereto have caused this Plan to be duly executed and attested, all as of the day and year first above written.

COMMUNITYONE BANCORP (FORMERLLY KNOWN AS FNB UNITED CORP.)
By: /s/ Robert L. Reid
Robert L. Reid
President & Chief Executive Officer
REGISTRAR AND TRANSFER COMPANY
By: /s/Nicola Giacaspro
Nicola Giancaspro
Vice President
Authorized Officer